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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 10)*



                                Fastenal Company
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  311900 10 4
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 6
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CUSIP NO. 311900 10 4                   13G                    PAGE 2 OF 6 PAGES
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       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stephen M. Slaggie

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       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
          Not Applicable
                                                                         (b) / /

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       3  SEC USE ONLY

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       4  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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            NUMBER OF                         5  SOLE VOTING POWER

              SHARES                             1,953,472

           BENEFICIALLY                       6  SHARED VOTING POWER

             OWNED BY                            184,500

               EACH                           7  SOLE DISPOSITIVE POWER

            REPORTING                            1,953,472

             PERSON                           8  SHARED DISPOSITIVE POWER

              WITH                               184,500

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       9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,137,972

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      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)

          Not Applicable

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      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.6%

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      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

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                                  Page 2 of 6
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Item 1.

     (a)  Name of Issuer

          Fastenal Company

     (b)  Address of Issuer's Principal Executive Offices

          2001 Theurer Boulevard
          Winona, Minnesota 55987

Item 2.

     (a)  Name of Person Filing

          This filing is made by Stephen M. Slaggie

     (b)  Address of Principal Business Office or, if None, Residence

          Stephen M. Slaggie
          Fastenal Company
          2001 Theurer Boulevard
          Winona, Minnesota 55987

     (c)  Citizenship

          Stephen M. Slaggie is a citizen of the United States

     (d)  Title of Class of Securities

          Common Stock, $.01 par value

     (e)  CUSIP Number

          311900 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a) / / Broker or Dealer registered under section 15 of the Act

     (b) / / Bank as defined in section 3(a)(6) of the Act

     (c) / / Insurance Company as defined in section 3(a)(19) of the Act

     (d) / / Investment Company registered under section 8 of the Investment Company Act

     (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S) 240.13d-1(b)(1)(ii)(F)

     (g) / / Parent Holding Company, in accordance with (S) 240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h) / / Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

             Not Applicable


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Item 4.  Ownership

     (a)  Amount Beneficially Owned

          2,137,972

     (b)  Percent of Class

          5.6%

     (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote

                1,953,472

           (ii) shared power to vote or to direct the vote

                184,500

          (iii) sole power to dispose or to direct the disposition of

                1,953,472

           (iv) shared power to dispose or to direct the disposition of

                184,500

     See Item 6 for further information regarding the nature of the reporting person's beneficial ownership of certain of the above-referenced shares.

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

     Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The shares listed in Item 4 include (i) 120,000 shares held by the reporting person's wife, (ii) an aggregate of 33,500 shares held by an adult child of the reporting person and by the reporting person as custodian for that child, (iii) 33,500 shares held by the reporting person as custodian for a minor child of the reporting person, (iv) 1,000 shares held by a wholly-owned subsidiary (the "Subsidiary") of Hiawatha Education Foundation, a Minnesota non-profit corporation (the "Hiawatha Foundation"), and (v) 30,000 shares held by the Slaggie Family Foundation, a Minnesota non-profit corporation (the "Slaggie Foundation"). The reporting person disclaims beneficial ownership of all such shares.

     The reporting person's wife has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by her. The reporting person's adult child has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by her and the shares held by the reporting person as custodian for her. The reporting person has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by him as custodian for his minor child until such child reaches the appropriate age of majority. Upon reaching the appropriate age, such child will have the right to receive and the power to direct the receipt of such dividends and proceeds.


                                  Page 4 of 6
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     The reporting person is a director and member of the Hiawatha Foundation, and a director of the Subsidiary. The Subsidiary has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by it. The Hiawatha Foundation's directors and members, and the Subsidiary's directors, including the reporting person, have the direct or indirect power to authorize actions on behalf of the Subsidiary, but have no right as such to share in any dividends from, or any proceeds of the sale of, the shares held by the Subsidiary.

     The reporting person and certain members of his family (including his wife and certain of his children) are directors and members of the Slaggie Foundation. The Slaggie Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by it. The Slaggie Foundation's directors and members, including the reporting person, have the power to authorize actions on behalf of the Slaggie Foundation, but have no right as such to share in any dividends from, or any proceeds of the sale of, the shares held by the Slaggie Foundation.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         Not Applicable





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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 2, 1998
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                                                          Date


                                                 /s/ Stephen M. Slaggie
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                                                        Signature


                                                   Stephen M. Slaggie
                                       ---------------------------------------
                                                          Name